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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             ESKIMO PIE CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    296443104
                                 (CUSIP Number)


                                                     with a copy to:
Craig Allen Skolnick                                 George J. Mazin
747 Third Avenue - 31st Floor                        LOWENSTEIN SANDLER
NY, NY  10017                                        65 Livingston Avenue
212-486-2008                                         Roseland, New Jersey 07068
                                                     (973) 597-2500

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 2, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporitng person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securiteis Exchange Act of 1934 ("Act") or otherwise subject to the liablilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not refquired to respond unless the form displays a currently valid OMB control number.

CUSIP No. 296443104


________________________________________________________________________________
1    Name of Reporting Persons
     I.R.S. Identification nos. of above persons (entities only)


     Matrix Asset Advisors, Inc.                                      13-3569378
________________________________________________________________________________
2    Check the appropriate box if a member of a group (See Instructions)

      (a)
      (b)                                                             [X]
________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions)

     OO

________________________________________________________________________________
5 Check if Disclosure of Legal Proceedings is Required pursuant to items 2(d) or 2(e)



________________________________________________________________________________
6    Citizenship or Place of Organization


     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER*

  NUMBER OF
                    11,700
   SHARES      _________________________________________________________________
               8    Shared Voting Power
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    Sole Dispositive Power

  REPORTING
                    167,800
   PERSON      _________________________________________________________________
               10   Shared Dispositive Power
    WITH

                    0
________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person


     167,800
________________________________________________________________________________
12 Check the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)


     4.8%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)



________________________________________________________________________________

* The voting rights on the balance of the shares are exercised by the individual accounts that the sahres are held for.


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary , not madatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficailly owned by a Reporting Person are held as a member of a group and such membership is expressly affirmed, please check row 2(a) . If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

3; (2) the acquisiton of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Item 1.   Security and Issuer

     This statement relates to the Common Stock par value $1.00 per share (the "Shares"), of Eskimo Pie Corporation (the "Issuer"). The Issuer has its principal executive offices located at 901 Moorefield Park Drive, Richmond, Virginia 23236.

Item 2.   Identity and Background

          (a)  Matrix Asset Advisors, Inc.

          (b)  747 Third Avenue - 31st Floor, New York, NY 10017

          (c)  Investment Advisor, Matrix Asset Advisors, Inc., 747 Third Avenue
               - 31st Floor New York NY 10017

          (d)  Criminal convictions: None

          (e)  Civil proceedings: None

          (f)  Delaware

Item 3.   Source and Amount of Funds or Other Consideration

     All of the Shares were purchased by prior acquisitions and reported pursuant to this regulation in a Schedule 13G. The source of the funds was assets managed by the Reporting Person.

Item 4.   Purpose of Transaction

     Although the Reporting Person has reduced its position in the Shares of the Issuer to less than five percent (5%) beneficial ownership as of March 12, 1999, the Reporting Person intends to continue making its views known to management and the board of directors of the Issuer both directly through letters and discussions with management, as well as indirectly by responding to inquiries from the press and other media. Subject to its compliance with applicable tender offer rules, the Reporting Person may also express its views to and seek to communicate with other shareholders.

Item 5.   Interest in Securities of the Issuer

     Based upon the information contained in Eskimo Pie Corporation's Quarterly Report on Form IOQ for the period ending September 30, 1998, there are issued and outstanding 3,458,597 Shares. The Reporting Person beneficially owns 167,800 Shares or 4.8% of the Shares. The Reporting Person has sole power to vote or direct the vote of 11,700 shares, and sole power to dispose or direct the disposition of 167,800 Shares.

     There have been no transactions by the Reporting Person in the Shares in the past sixty (60) days, except as follows:

                     (SALES)

-----------------------------------------------
Date                       Quantity      Price
-----------------------------------------------
03-01-99                     7500        11.20
-----------------------------------------------
03-01-99                     1500        11.20
-----------------------------------------------
03-01-99                     3000        11.02
-----------------------------------------------
03-01-99                      900        11.02
-----------------------------------------------
03-02-99                     4000        11.25
-----------------------------------------------
03-02-99                      200        11.02
-----------------------------------------------
03-03-99                      700        11.42
-----------------------------------------------
03-03-99                     1300        11.42
-----------------------------------------------
03-03-99                      350        11.42
-----------------------------------------------
03-03-99                      250        11.42
-----------------------------------------------
03-03-99                      700        11.42
-----------------------------------------------
03-03-99                     1300        11.42
-----------------------------------------------
03-03-99                     1000        11.42
-----------------------------------------------
03-03-99                     1200        11.42
-----------------------------------------------
03-03-99                     1000        11.42
-----------------------------------------------
03-03-99                     1700        11.42
-----------------------------------------------
03-03-99                      200        11.42
-----------------------------------------------
03-03-99                      200        11.42
-----------------------------------------------
03-03-99                     5000        11.42
-----------------------------------------------
03-03-99                      350        11.42
-----------------------------------------------
03-03-99                      400        11.42
-----------------------------------------------
03-03-99                      400        11.42
-----------------------------------------------
03-03-99                     2000        11.42
-----------------------------------------------
03-03-99                     3000        11.42
-----------------------------------------------
03-03-99                     1400        11.42
-----------------------------------------------
03-03-99                     1600        11.42
-----------------------------------------------
03-03-99                     3000        11.42
-----------------------------------------------
03-03-99                     4000        11.42
-----------------------------------------------
03-03-99                      350        11.42
-----------------------------------------------
03-03-99                      250        11.42
-----------------------------------------------
03-03-99                     1800        11.42
-----------------------------------------------
03-03-99                     1000        11.42
-----------------------------------------------
03-03-99                     4100        11.42
-----------------------------------------------
03-03-99                      400        11.42
-----------------------------------------------
03-03-99                     1850        11.42
-----------------------------------------------
03-03-99                     1700        11.42
-----------------------------------------------
03-03-99                     3300        11.42
-----------------------------------------------
03-04-99                      700        11.37
-----------------------------------------------
03-04-99                      800        11.37
-----------------------------------------------
03-04-99                      250        11.37
-----------------------------------------------
03-04-99                      200        11.37
-----------------------------------------------
03-04-99                      250        11.37
-----------------------------------------------
03-04-99                      150        11.37
-----------------------------------------------
03-04-99                      150        11.37
-----------------------------------------------
03-04-99                      150        11.37
-----------------------------------------------

-----------------------------------------------
03-04-99                      800        11.37
-----------------------------------------------
03-04-99                      400        11.37
-----------------------------------------------
03-04-99                      400        11.37
-----------------------------------------------
03-04-99                      300        11.37
-----------------------------------------------
03-04-99                      600        11.37
-----------------------------------------------
03-04-99                      300        11.37
-----------------------------------------------
03-04-99                      250        11.37
-----------------------------------------------
03-04-99                      900        11.37
-----------------------------------------------
03-04-99                      200        11.37
-----------------------------------------------
03-04-99                      500        11.37
-----------------------------------------------
03-04-99                      200        11.37
-----------------------------------------------
03-04-99                      250        11.37
-----------------------------------------------
03-04-99                      650        11.37
-----------------------------------------------
03-05-99                      100        11.30
-----------------------------------------------
03-05-99                      250        11.30
-----------------------------------------------
03-05-99                      500        11.30
-----------------------------------------------
03-05-99                      800        11.30
-----------------------------------------------
03-05-99                      150        11.30
-----------------------------------------------
03-05-99                      300        11.30
-----------------------------------------------
03-05-99                      200        11.30
-----------------------------------------------
03-05-99                      200        11.30
-----------------------------------------------
03-05-99                      500        11.30
-----------------------------------------------
03-05-99                      300        11.30
-----------------------------------------------
03-05-99                      400        11.30
-----------------------------------------------
03-05-99                      200        11.30
-----------------------------------------------
03-05-99                      500        11.30
-----------------------------------------------
03-05-99                      250        11.30
-----------------------------------------------
03-05-99                      200        11.30
-----------------------------------------------
03-05-99                      350        11.30
-----------------------------------------------
03-05-99                     1000        11.30
-----------------------------------------------
03-05-99                      500        11.30
-----------------------------------------------
03-05-99                      500        11.30
-----------------------------------------------
03-05-99                      300        11.30
-----------------------------------------------
03-05-99                      200        11.30
-----------------------------------------------
03-05-99                      150        11.30
-----------------------------------------------
03-05-99                      250        11.30
-----------------------------------------------
03-05-99                      400        11.30
-----------------------------------------------
03-11-99                    10000        11.00
-----------------------------------------------


                  Purchases
-----------------------------------------------
                    None

     No other entity controlled by the Reporting Person has traded Shares in the past sixty (60) Days.

Item 6. Contracts, Arranggments, Understanding or Relationships with Respect to Securities of the Issuer

          Not Applicable

Item 7.   Material to be filed as Exhibits


                                      None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


03/10/99
--------------------------------------------------------------------------------
Date


--------------------------------------------------------------------------------
Signature


Craig Allen Skolnick / Chief Compliance Officer
--------------------------------------------------------------------------------
Name/Title


     The original statement shall be signed by each person on whose behalf the statment is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representativbe (other than an executive officer or genteral partner of this filing person), evidence of the representative's authority to sign on behalf of such perosn shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each perosn who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S. C. 1001)